Exhibit 99.11

PRESS RELEASE

Electricity: TotalEnergies Fully Acquires Total Eren After a
Successful Strategic Alliance of Five Years

Paris, July 25, 2023 – TotalEnergies is pursuing its profitable growth in the renewable energy sector with today’s announcement that it is buying out Total Eren’s other shareholders, increasing its stake from close to 30% to 100%. The Total Eren teams will be fully integrated within TotalEnergies’ Renewables business unit. The deal follows the strategic agreement signed between TotalEnergies and Total Eren in 2017, which granted TotalEnergies the right to acquire all of Total Eren (formerly EREN RE) after a five-year period.

As part of this transaction, Total Eren is valued at an Enterprise Value of €3.8 billion based on an attractive EBITDA multiple negotiated in the initial strategic agreement signed in 2017. The acquisition of 70,8%1 represents a net investment of around €1.5 billion for TotalEnergies.

Total Eren’s integration should result in an increase in TotalEnergies’ Integrated Power Net Operating Income of around €160 million and CFFO of around €400 million in 2024.

A global player with a 3.5 GW renewables production and a 10 GW pipeline

Total Eren has 3.5 GW of renewable capacity in operation worldwide and a solar, wind, hydroelectric and storage projects pipeline of over 10 GW in 30 countries, of which 1.2 GW are in construction or late-stage development. TotalEnergies will leverage Total Eren’s 2 GW assets in operation in merchant countries (notably Portugal, Greece, Australia, and Brazil) to build up its integrated power strategy. TotalEnergies will also benefit from Total Eren’s footprint and ability to develop projects in other countries such as India, Argentina, Kazakhstan, or Uzbekistan.

A complementary fit with TotalEnergies’ footprint and workforce

Total Eren will not only contribute high-quality operated assets, but also the expertise and skills of nearly 500 people based in more than 20 countries. Total Eren’s successful organic growth testifies to the expertise that its teams have built up internally and in connection with partners and suppliers since its creation in 2012. The teams and the quality of Total Eren’s portfolio will strengthen TotalEnergies’ ability to deliver production growth while optimizing its operating costs and capex by leveraging its size and purchasing bargaining power.

A pioneer in green hydrogen

Further to its activities as a renewable energy producer, Total Eren has launched pioneering green hydrogen projects in recent years, located in various regions, such as North Africa, Latin America, and Australia. These green hydrogen activities will be pursued through a new partnership in an entity named "TEH2” (80% owned by TotalEnergies and 20% owned by EREN Group).

“Our partnership with Total Eren has been very successful, as shown by the size and quality of the renewables portfolio. With the acquisition and integration of Total Eren. we are now opening a new chapter of our development as the expertise of its team and its complementary

1 On a fully-diluted basis

geographical footprint will strengthen our renewable activities and our ability to build a profitable integrated power player,” said Patrick Pouyanné, Chairman & CEO of TotalEnergies. “I want to thank Total Eren’s founders, Pâris Mouratoglou and David Corchia, as well as their teams, for their incredible development work, which led to this successful achievement. Today, we are welcoming Total Eren’s experienced teams, who will continue their remarkable work with the added resources of a bigger company.”

Pâris Mouratoglou, Chairmanof Total Eren, stated: “With Total Eren, we have successfully created a best-in-class renewable energy player. I want to thank BPI France, Tikehau Capital, NextWorld and Peugeot Invest, for their constant support since 2015. I also want to thank Patrick Pouyanné for his trust and for the spirit of partnership that has led to such achievements with TotalEnergies over the last five years.”

David Corchia, CEO of Total Eren, added: “This success belongs first to Total Eren’s teams around the globe. They will undoubtedly make a huge contribution to TotalEnergies’ highly ambitious plan in the renewable sector. Together with Pâris Mouratoglou, we will continue creating and developing new companies for the energy transition and the planet’s decarbonization, as well as, within our new promising partnership with TotalEnergies, the development of giant green hydrogen production projects worldwide.”

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of March 2023, TotalEnergies' gross renewable electricity generation installed capacity was 18 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).